UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NIPPON LIGHT METAL COMPANY, LTD.

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Nippon Light Metal Company, Ltd.
(Name of Subject Company)

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nippon Light Metal Company, Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yasuhiro Saito
Saito Law Group PLLC
565 Fifth Avenue, 7th Floor
New York, New York 10017
(212) 880-9559
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit 1.1	English translation of “Notice of Establishment of Holding Company by Single Company Stock Transfer”, dated May 15, 2012.*
Exhibit 1.2	English translation of “Extraordinary Report”, dated May 15, 2012.*
Exhibit 1.3	English translation of “Notice of 105th Ordinary General Shareholders Meeting”, dated June 5, 2012.

Item 2.	Information Legends

The required legend is prominently included in the English translation documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)

Exhibit 2.1 “Notice for Accelerated Redemption of the Yen Denominated Zero Coupon Convertible Corporate Bond with Conversion Restriction Covenants and New Issue Share Subscription Rights Maturing on September 30, 2016”, dated May 15, 2012 (previously submitted in original Japanese with Form SE).

PART III – CONSENT TO SERVICE OF PROCESS

          The Registrant has previously filed an Irrevocable Consent and Power of Attorney on Form F-X with Form CB.

PART IV – SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 5, 2012	NIPPON LIGHT METAL COMPANY, LTD.

	By:	/s/ Hirokazu Takatoku
Hirokazu Takatoku
Corporate Officer